Exhibit 99.1

FINAL SLATE OF NOMINATIONS FOR THE POSISTION OF DIRECTORS OF THE COMPANY

(A) FINAL SLATE OF NOMINATIONS FOR THE POSISTION OF INDEPENDENT DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82B (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Independent Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of May 12, 2019:

•	Mr. Alexey Marey;

•	Mr. Marcus James Rhodes;

•	Ms. Elena Titova.

(B) FINAL SLATE OF NOMINATIONS FOR THE POSISTION OF ELECTED DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82A (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Elected Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of May 12, 2019:

•	Mr. Alexander Karavaev;

•	Mr. Boris Kim;

•	Mr. Sergey Solonin;

•	Mr. Veniamin Polyantsev;

•	Ms. Nadiya Cherkasova.

The nomination of the aforesaid persons shall be considered and if thought fit approved by the ANNUAL GENERAL MEETING of the Company to be held on June 05, 2019, at 10:00 am (Cyprus time) at Company’s office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Information on the nominees for the position of the Directors of the Company

Mr. Alexey Marey holds several key positions in Alfa Group. He is currently a member of the Board of Directors of Alfa-Bank JSC, AlfaStrakhovanie JSC, Alfa Capital Management Company LLC and Rissa Investments Limited (IDS Borjomi International Group). From 1998 to 2004 Mr. Alexey Marey successively worked at DANONE, Gillette International (Moscow) and Duracell Batteries N.V. Further Mr. Alexey Marey joined Alfa-Bank JSC where he headed Retail Business, and then held a position of Chief Executive Officer of Alfa-Bank JSC from May 2012 to November 2017. Mr. Alexey Marey graduated from Moscow Aviation Institute, Economics Department in 1999.

Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and chairman of the audit committee for PhosAgro (since May 2011) and for Rustranscom PLC (since September 2018). From May 2014 to May 2017 Mr. Rhodes was an independent director and chairman of the audit committee for Zoltav Resources, from February 2009 to May 2016 an independent director and chairman of the audit committee for Cherkizovo Group, from September 2009 to June 2015 for Tethys Petroleum, from July 2008 to June 2011 for Wimm-Bill-Dann Foods and from November 2009 to June 2011 for Rusagro Group. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics and social history.

Ms. Elena Titova has over 24 years of experience in investment banking. She is currently an independent member of the Supervisory Board of the “Bank Otkritie Financial Corporation” (Public Joint-Stock Company), a member of the Supervisory Board of Bank Trust and also a partner, director and chairperson of the Board of Directors of ICONIC, a block-chain integrator. In 1990-1993 Ms. Elena Titova worked as an international markets specialist at W.R. Grace & Co. (USA). Between 1994 and 1998, Ms. Elena Titova held a number of positions in New York and London offices of Goldman Sachs. In 1998-2006 she headed Moscow office of Goldman Sachs. In 2006 Ms. Elena Titova joined Morgan Stanley in Moscow as Head of Investment Banking Division and then became a President and General Director of Morgan Stanley Bank in Russia and later a member of its Board of Directors. In 2012-2013 Ms. Elena Titova was a President and Chairperson of the Management Board of the Russian Regional Development Bank. In 2014-2018 Ms. Elena Titova was a President and Chief Executive Officer of UBS Bank, Moscow, Russia, as well as a member of its Board of Directors. Ms. Titova graduated in 1990 from Lomonosov Moscow State University with a degree in economics. In 1994, she received an MBA from Kellogg Business School, Northwestern University, IL (USA).

Mr. Alexander Karavaev served as our Chief Financial Officer from July 2013 to May 2019. In May 2019 he joined Samolet Group of Companies as Deputy General Director for Finance and Investment. Mr. Karavaev has over 20 years of experience in finance and accounting. Before becoming our Chief Financial Officer Mr. Karavaev served as the Chief Operating Officer of QIWI from August 2012 to July 2013 and led our IPO. From November 2008 until September 2011 Mr. Karavaev was a Chief Financial Officer of Mail.ru. He also previously served as a nominee director for Mail.ru on QIWI Board of Directors. Previously, Mr. Karavaev was a Chief Financial Officer of Akado Group (a subsidiary of Renova Holding) between March 2008 and October 2008 and a deputy Chief Financial Officer at Renova between May 2007 and October 2008. He was also a vice president of development of financial systems at SUAL Holding from December 2003 until May 2007. Mr. Karavaev started his career at the audit department of Arthur Andersen in July 1997 and after moving to Ernst & Young in May 2001 worked at the audit and business consulting departments until December 2003. Mr. Karavaev graduated with honors from Siberian Aerospace Academy in 1998 with a degree in economics, majoring in management and strategic planning. Concurrently, between September 1996 and October 1997, he attended the University Passau in Germany, studying strategic planning.

Mr. Boris Kim has served as our director since May 2013 and as chairman of our Board of Directors since June 2014. Mr. Kim is an entrepreneur with over 20 years of experience in the payment services industry. During his career, he held top roles in Russian banks. Mr. Kim is one of the co-founders of the e-port payment system and served as its Chief Executive Officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From 2007 until 2012 Mr. Kim was the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. From 2017 until 2018 Mr. Kim was an executive director at Association for Development of Financial Technologies. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 and in 2007 with a degree in psychology and a degree in philosophy respectively. He holds a Candidate of Sciences Degree in Chemistry (Lomonosov Moscow State University, 1989).

Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. Mr. Solonin is an entrepreneur and has over 15 years of experience in the payment services and banking industries. He is one of the co-founders of QIWI and held key executive roles within QIWI Group. Mr. Solonin is currently a member of the board of directors of Qiwi Bank and FLOCKTORY LTD and a General Director of QIWI JSC. He is also a co-director of the FinNet working group within the framework of the National Technology Initiative since September 2016, a General Director and a member of the Supervisory Board of Association for Development of Financial Technologies since January 2017, a member of the board of directors of AlfaStrakhovanie JSC since June 2017, a member of the Investment Committee of Venture Fund of Skolkovo — IT I since June 2017 and a member of the Expert Committee of Vnesheconombank since October 2017. Mr. Solonin graduated from Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Mr. Veniamin Polyantsev has served as our director since June 2018. Mr. Veniamin Polyantsev is a member of the Management Board of “Bank Otkritie Financial Corporation” (Public Joint-Stock Company) since January 2018. Prior to this, he held top positions at Citibank, Alfa Bank, Russian Standard Bank, KIT Finance Investment Bank, TransCreditBank and VTB 24. Mr. Veniamin Polyantsev graduated from the Russian State Humanitarian University in 2002 with a joint degree in engineering and in economics.

Ms. Nadiya Cherkasova has served as our director since June 2018. During her career Ms. Nadiya Cherkasova held top positions at Inkombank, KMB Bank, Trust Bank and VTB 24. Since January 2018, Ms. Nadiya Cherkasova is a member of the Management Board of “Bank Otkritie Financial Corporation” (Public Joint-Stock Company). Ms. Cherkasova earned a degree in economics from Nizhny Novgorod State University, followed by a degree from the International Moscow Finance and Banking School, as well as she held internships with South Shore Bank (USA), the EBRD (Austria) and the IIMD (Germany).